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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Standard Management Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853612109

(CUSIP Number)

July 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 5 Pages)

13G
CUSIP No. 853612109			Page 2 of 5

1.	Name of Reporting Person: Ronald D. Hunter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,283,610 shares

		6.	Shared Voting Power: 762,195 shares

		7.	Sole Dispositive Power: 1,283,610 shares

		8.	Shared Dispositive Power: 762,195 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,045,805 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 20.08%

12.	Type of Reporting Person: IN

CUSP No. 853612109	13G	Page 3 of 5 Pages

Item 1(A).	Name of Issuer:
Standard Management Corporation

Item 1(B).	Address of Issuer’s Principal Executive Offices:
10689 North Pennsylvania
Indianapolis, IN 46280

Item 2(A).	Name of Person Filing: Ronald D. Hunter
Attached as Exhibit A is a copy of a Voting Trust Agreement between the Person Filing (as specified hereinabove) regarding the 762,195 shares for which shared voting power are being reported herein and are subject to the Voting Trust Agreement.

Items 2(B).	Address of Principal Business Office, or, If None, Residence:
10689 North Pennsylvania
Indianapolis, IN 46280

Item 2(C).	Citizenship:: United States

Item 2(D).	Title of Class of Securities: Common Stock

Item 2(E).	CUSIP Number: 853612109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSP No. 853612109	13G	Page 4 of 5 Pages

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
     (a) Amount beneficially owned: Reference is made to Items 5-11 on pages 2-3 of this Schedule 13G.
     (b) Percent of class: Reference is made to Items 5-11 on pages 2-3 of this Schedule 13G.
     (c) Number of shares as to which such person has: Reference is made to Items 5-11 on pages 2-3 of this Schedule 13G.

(i)	(ii)	(iii)	(iv)
Sole Power	Shared Power	Sole Power	Sole Power
to Vote or	to Vote or	to Dispose or	to Dispose or
to Direct	to Direct	to Direct the	to Direct the
the Vote	the Vote	Disposition of	Disposition of

Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of another Person.
     See Voting Trust Agreement attached hereto as Exhibit A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8.	Identification and Classification of Member of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

CUSP No. 853612109	13G	Page 5 of 5 Pages

Item 10.	Certifications.
     By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.
Date: September 1, 2005

/s/ Ronald D. Hunter
Ronald D. Hunter

EXHIBIT A
VOTING TRUST AGREEMENT
     This Agreement, dated as of the 21st day of July, 2005, among John Tac Hung Tran (“Tran”), Cynthia J. Wareing-Tran and The Jonathan Tran Irrevocable Trust, u/a/d 8/23/2004 (each a “Shareholder,” and collectively the “Shareholders”), Ronald D. Hunter (the “Voting Trustee”), and Standard Management Corporation (the “Company”):
WITNESSETH:
     WHEREAS, Company is a corporation organized and existing under the laws of the State of Indiana, with an authorized capital stock divided into 21,000,000 shares, consisting of 1,000,000 shares of Preferred Stock, and 20,000,000 shares of Common Stock, without par value (“Common Stock”);
     WHEREAS, the Shareholders collectively own 762,195 shares of Common Stock (the “Transfer Shares”); and
     WHEREAS, the parties hereto desire MELLON INVESTOR SERVICES( THE “DEPOSITORY”) to act as the Depositary hereunder pursuant to a Depositary Agreement attached hereto as Annex II, and
     WHEREAS, in order to insure continuity and stability of policy and management and for the benefit and protection of the present and future holders of Common Stock, pursuant to the terms of the Merger Agreement dated as of July 21, 2005, by and among the Company, Rainier Acquisition Corporation, a Washington corporation, Rainier Home Health Care Pharmacy, Inc., a Washington Corporation, and the Shareholders (the “Merger Agreement”), the Company, as a condition to entering into the Merger Agreement required the deposit of the Transfer Shares with the Depositary as agent of the Voting Trustee, and the Shareholder deems the deposit of its stock hereunder to be to its interest:
     NOW, THEREFORE, in consideration of the premises the parties hereby agree as follows:
     1. Deposit of Transfer Shares. Each Shareholder, simultaneously with the execution hereof, shall deposit the certificates for their respective Transfer Shares to the Depositary, properly stamped for transfer and duly endorsed in blank or accompanied by proper instruments of assignment and transfer thereof in blank duly executed.
     2. The Trust Shares. The Voting Trustee will issue a trust certificates in substantially the form attached hereto as Annex I (the “Trust Certificates”) to each Shareholder. The Trust Certificates shall be for the number of and will be in exchange for the Transfer Shares. The Voting Trustee shall have full power to appoint and remove, from time to time, agents to sign in his behalf, transfer agents and registrars to register the Trust Certificates. Such agents and registrars shall at all times be banks or trust companies.

     The Trust Certificates shall be transferable to an unrelated third party transferee on surrender thereof by the Shareholders or by attorney duly authorized to transfer such Trust Certificates, in accordance with such rules as may be reasonably established for that purpose by the Voting Trustee. Such third party transferee shall not be bound by the terms and conditions of this Agreement. Until so transferred, the Voting Trustee and the Depositary may treat the Shareholders as owners thereof for all purposes whatsoever, but the Depositary shall not be required to deliver stock certificates hereunder without the surrender of Trust Certificates calling thereof. In connection with, and as a condition of, making or permitting any transfer or delivery of stock certificates or trust certificates under any provision of this agreement, the Voting Trustee may require the payment of a sum sufficient to pay or reimburse them, or the Depositary for any stamp tax or other governmental charge in connection therewith. The transfer books for trust certificates may be closed by the Voting Trustee, at any time prior to the payment or distribution of dividends, or for any other purpose.
     3. The Depositary. The Voting Trustee hereby designates the Depositary their agent for the custody of the certificates for the Transfer Shares. The certificates for the Transfer Shares delivered to the Depositary duly endorsed in blank or accompanied by proper instruments of assignment of transfer in blank as aforesaid shall be surrendered by the Depositary to the Company and cancelled, and certificates for an equal amount of said Common Stock shall be issued in the name of the Voting Trustee as Trustee and delivered to the Depositary. Duplicates of this Agreement shall be filed in the office of the Company in the City of Indianapolis, State of Indiana, and in the office of the Depositary IN THE CITY OF ST. LOUIS, STATE OF MISSOURI.
     4. Delivery Upon Termination. Upon the termination of this Agreement as provided in Section 12 hereof, the Voting Trustee in exchange for, and upon surrender of, any Trust Certificate then outstanding, will, in accordance with the terms thereof and subject to Section 6 hereof, deliver, AT THE OFFICE OR AGENCY OF THE DEPOSITARY IN THE CITY OF ST. LOUIS, MISSOURI, certificates of Common Stock in the amounts called for by the respective Trust Certificates, and may require the holders of the Trust Certificates to exchange them for certificates of such Common Stock.
     Whenever, pursuant to the provisions of this Section 4, certificates for Common Stock shall become deliverable and the Voting Trustee shall file with the Depositary an order in writing directing the Depositary to make delivery thereof in exchange for Trust Certificates, the Depositary shall thereupon have authority as agent to endorse the names of the Voting Trustee upon such share certificates as may be necessary to effectuate such order of the Voting Trustee and to deliver the appropriate certificate or certificates to the holders of Trust Certificates upon the surrender of such Trust Certificates. When the Voting Trustee shall have filed his written order with the Depositary directing the Depositary to make such delivery of share certificates in exchange for Trustee’ certificates, all further obligation or duty of the Voting Trustee under this Agreement to the holders of trust certificates shall terminate.
     5. Dividends on Common Stock. Prior to the delivery of certificates of Common Stock in exchange for Trust Certificates pursuant to Section 4 hereof, the holder of each Trust Certificate shall be entitled to receive from time to time payments equal to the dividends, if any, collected by the Voting Trustee upon a like number of shares of Common Stock as is called for by such Trust Certificate; provided, however, that if any dividend on the Common Stock which may have been deposited hereunder shall be declared and paid or distributed in fully paid Common Stock, the respective holders of trust certificates hereunder shall be entitled to the delivery of Trust Certificates with respect to the amount of the Common Stock received by the Voting Trustee as such dividend upon the number of such shares of Common Stock called for by their respective Trust Certificates. The Voting Trustee, through the Depositary, shall, so far as practicable and in such manner and upon such terms, as they, in their discretion, deem reasonable and fair, accord to the holders of Trust Certificates, in proportion to the number of shares of Common Stock called for therein, the opportunity to exercise, or to dispose of, any rights of subscription to stock or other securities of the Company which at any time during the continuance of this Agreement may accrue in respect of the shares registered in the name of the Voting Trustee.
     6. The Company. The term “Company”, for the purposes of this Agreement and for all rights hereunder, including the issue and delivery of stock, shall be taken to mean the above named Standard Management Corporation, or any corporation(s) successor to it.
     7. Resignation of Voting Trustee or Depositary. The Voting Trustee may at any time resign, by delivering to the Depositary his resignation in writing, to take effect 30 days thereafter. In the case of death, resignation or inability of the Voting Trustee to act, the vacancy so occurring shall be filled by the appointment of a successor(s) by the Company by a written instrument.
     The Depositary may at any time be removed by a written instrument signed by the then Voting Trustee and delivered to the Depositary. In every case of the resignation, removal or inability of the Depositary to act, the Voting Trustee may by writing signed by him and delivered to a successor named therein, elect as successor to the Depositary some other bank or trust company having power to act, and having a capital and surplus of at least Fifty Million Dollars ($50,000,000), which successor shall thereupon be entitled to all the rights, authority and powers hereby conferred on the above-named Depositary. The Voting Trustee shall direct the Depositary so resigning or so removed to thereupon transfer and deliver to such successor the stock certificates then held by it hereunder, together with all books, registers and other papers pertaining or relating to said stock certificates or to the trust certificates which may from time to time be issued hereunder. The term Depositary as used in this Agreement and in said trust certificates shall apply to the Depositary herein named and its successor(s) at any time hereunder.
     8. Powers of Voting Trustee. Until delivery, or the filing of and order with the Depositary for delivery, of all stock certificates in accordance with Section 4 hereof, the Voting Trustee shall possess, in respect of any and all stock deposited hereunder, and shall be entitled, in their discretion, but subject to the provisions of this Agreement, to exercise, all the powers of absolute owners of said stock, and all rights of every name and nature in respect of such stock, including the right to vote and consent for every purpose. The Voting Trustee shall vote or consent or issue proxies to vote all of the shares held by the Voting Trustee.

     The Voting Trustee shall in every such case, within 10 days after receipt of notice of any shareholders’ meeting called to authorize or consider any action, cause the Company to mail copies of the notice of such meeting received by them to the holders of the Trust Certificates hereunder, addressed to them at the address furnished by them to the Depositary. After delivery of all of the stock certificates to the Depositary, any proxy signed by the Depositary as agent of the Voting Trustee shall be sufficient for every purpose, but any proxy issued by the Depositary shall not be recognized if the Voting Trustee shall, either before or after the issuance of a proxy by the Depositary, issue their proxy for the same purpose. Except as set forth above, no voting or other right or power passes to holders of trust certificates or to others by or under the trust certificates, or by or under this Agreement, or by or under any agreement, whether by implication or otherwise.
     In voting or giving directions for voting the stock represented by the Stock Certificates deposited hereunder, the Voting Trustee, subject to the provisions of this Agreement, shall exercise his best judgment to select suitable directors, to the end that the affairs of the Company shall be properly managed, and, in voting or giving directions for voting and acting on other matters for shareholders’ action. The Voting Trustee, however, assumes no responsibility with respect to such management or with respect to any action taken by him or taken in pursuance of the issuance of a proxy by the Depositary. The Voting Trustee will not incur any responsibility as shareholder, trustee, or otherwise, by reason of any error of law or of any matter or thing done or omitted under this Agreement, except for his own individual malfeasance. The Voting Trustee and his successors shall receive to the maximum extent permitted by-law from the Company indemnity for and against any and all claims and expenses and liabilities by them incurred in connection with, or growing out of, this Agreement, or the bona fide discharge of their duties hereunder.
     9. Notices. All notices to be given to the holders of Trust Certificates shall be given by mail addressed to the registered holders of such trust certificates at the addresses furnished by such holders to the Voting Trustee or to the Depositary. Any call or notice whatsoever, when mailed by the Voting Trustee as herein provided, shall be taken and considered as though personally served on all parties hereto, including the holders of said Trust Certificates, and upon all parties becoming bound hereby, and such mailing shall be the only notice required to be given under any provision of this Agreement.
     10. Agents. No agent or registrar appointed by the Voting Trustee shall be liable or responsible for any action taken or suffered by it in good faith or for anything other than its own individual willful default, and no such agent or registrar shall incur any liability by reason of anything done or permitted to be done at the request or by the permission of the Voting Trustee, and any such agent or registrar shall be fully protected and relieved in all cases in acting upon the written directions or with the written approval of the Voting Trustee.
     Any agent or registrar appointed by the Voting Trustee may resign upon 90 days’ written notice to the Voting Trustee or on such shorter notice as the Voting Trustee may accept sufficient.

     11. Counterparts. This Agreement may be executed in several counterparts, each of which, so executed, shall be deemed to be an original; and such counterparts shall together constitute but one and the same instrument.
     12. Termination. This Agreement shall terminate on the earlier of (a) the date that is 10 years from the date hereof, and (b) the later of (1) the date Tran is no longer employed by Rainier and (2) the date on which the Shareholders collectively own less than 5% of the Company. This Agreement shall be irrevocable for such period; provided, however, if the Agreement terminates as a result of Section 12(a) then this Agreement shall be renewable for additional periods of not more than ten (10) years each on the affirmative vote of the holders of a majority in amount of the Trust Certificates, by written ballots after notice given pursuant to Section 9 hereof, under rules adopted by the Voting Trustee.
     13. Governing Law; Forum. This Agreement will be construed and governed according to the laws of the state of Indiana, without giving effect to any choice of law or conflict of laws provision or rule that would cause the laws of any other jurisdiction to be applied. Forum for any dispute which may arise under this Agreement shall be placed in the appropriate State and/or Federal court located in Marion County, Indiana, without reference to any defense of forum non conveniens or defense with a similar purpose or effect.

VOTING TRUSTEE:
/s/ Ronald D. Hunter
Ronald D. Hunter

SHAREHOLDERS:
/s/ John Tac Hung Tran
John Tac Hung Tran

/s/ Cynthia J. Wareing-Tran
Cynthia J. Wareing-Tran

/s/ John T. H. Tran
Trustee, The Jonathan Tran Irrevocable Trust, u/a/d 8/23/2004

By:	John T. H. Tran, Attorney-in-Fact

STANDARD MANAGEMENT CORPORATION
By:	/s/ Ronald D. Hunter
Ronald D. Hunter
Title:	Chairman and Chief Executive Officer

ANNEX I
VOTING TRUST CERTIFICATE

No._____________	Common Stock _______________Shares
STANDARD MANAGEMENT CORPORATION
AN INDIANA CORPORATION
     This is to certify that _______________ will be entitled upon surrender of this certificate after payment of a sum sufficient to reimburse the undersigned for any stamp tax or other governmental charge payable thereon, to receive a certificate for _______________ fully paid and nonassessable shares of Common Stock, no par value, of Standard Management Corporation, an Indiana corporation, deposited with the undersigned pursuant to the terms of a Voting Trust Agreement (the “Agreement”) dated as of _______________, 2005, among John Tac Hung Tran, Cynthia J. Wareing-Tran, The Jonathan Tran Irrevocable Trust, u/a/d 8/23/2004, the undersigned Voting Trustee and Standard Management Corporation the original of which is on file at the principal office of Standard Management Corporation in Indianapolis, Indiana. In the interval the holder hereof shall be entitled to receive payments equal to dividends received by the Voting Trustee named in the Agreement or their successors, upon a like number of shares of stock of such class, less any expense chargeable to the holder hereof under the Agreement; such dividends, if received by the Voting Trustee in stock of Standard Management Corporation having general or other voting power, however, to be payable in voting trust certificates in similar form.
     No stock certificate shall be deliverable under this certificate until the termination of the Agreement with respect to the shares represented by such certificate or the transfer of this certificate by the above named holder or his successors to an unrelated third party.
     In case of a vacancy in the position of Voting Trustee, caused by death, resignation or incapacity to act, the vacancy shall be filled according to the provisions of the Agreement.
     This certificate is transferable on the books of the Voting Trustee at their office in Indianapolis, Indiana, or at any other place designated by the Voting Trustee, by the holder of record, in person or by a duly authorized attorney in accord with the rules established for that purpose by the voting Trustee, and on surrender of the certificate properly endorsed; but until so transferred, the voting Trustee may treat the holder of record as the owner of the certificate for all purposes whatsoever. In connection with any transfer or delivery of stock certificates or voting trust certificates, the Voting Trustee may require the payment of a sufficient sum to pay or reimburse them for any governmental charge or any stamp tax in connection herewith.
     This certificate shall not be valid until signed by the Voting Trustee.

     In witness whereof the Voting Trustee have signed this certificate.
Dated: ______________, 2005

Ronald D. Hunter

     For value received ____________________ hereby sell, assign and transfer unto ____________________ the within certificate and all rights represented thereby and do hereby irrevocably constitute and appoint ____________________ attorney to transfer such certificates on the books of the Voting Trustee in the certificate with full power of substitution in the premises.
Signed in the presence of: __________________________________